SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                         Commission File Number: 0-25821

                           NOTIFICATION OF LATE FILING

(Check One):   / / Form 10-K    / / Form 11-K    / / Form 20-F
               /x/ Form 10-Q    / / Form N-SAR

For Period Ended: September 30, 2001

/ /  Transition Report on Form 10-K
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q
/ /  Transition Report on Form N-SAR
For the Transition Period Ended: n/a

  Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Statia Terminals Group, N.V.
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Full Name of Registrant

N/A
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Former Name if Applicable

L.B. Smithplein 3
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Address of Principal Executive Office (Street and Number)

Curacao, Netherlands Antilles
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City, State and Zip Code
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PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         | (a)       The reasons described in reasonable detail in Part III of
         |           this form could not be eliminated without unreasonable
         |           effort or expense;
         | (b)       The subject annual report, semi-annual report, transition
         |           report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
/x/      |           portion thereof will be filed on or before the 15th
         |           calendar day following
         |           the prescribed due date; or the subject quarterly report or
         |           transition report on Form 10-Q, or portion thereof will be
         |           filed on or before the fifth calendar day following the
         |           prescribed due date; and
         | (c)       The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The particular knowledge, insight and participation of management of the Registrant is required for the preparation of its quarterly reports. However, during the period immediately prior to November 14, 2001, a substantial majority of the time of the Registrant's management was focused on negotiations with Kaneb Pipe Line Operating Partners L.P. ("Kaneb") regarding the sale of the three operating subsidiaries of the Registrant, constituting substantially all of its assets, to Kaneb. On November 14, 2001, the Registrant filed a report on Form 8-K announcing that it had entered into a stock purchase agreement with Kaneb in respect of such a sale. It would have involved unreasonable expense and effort for the Registrant to engage other persons to prepare its quarterly report for the three months ended September 30, 2001 during the Registrant's critical negotiations with Kaneb.

In addition, as a result of entering into the stock purchase agreement with Kaneb and other transactions ancillary to such agreement, the disclosure in the Registrant's quarterly report required modification. These required modifications resulted in delay to the filing of the quarterly report.

For the reasons set forth above, the quarterly report of the Registrant for the three months ended September 30, 2001 was filed shortly after 5:30 pm on November 14, 2001 and was confirmed as received by the Securities and Exchange Commission at 5:51 pm on November 14, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James F. Brenner          (954)                 698-0705
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(Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/x/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/ / Yes  /x/ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Statia Terminals Group N.V.
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                                 (Name of Registrant as Specified in Charter)

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Statia Terminals Group N.V.
                                                      (Registrant)

                                               By: /s/ James G. Cameron
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                                                   James G. Cameron
                                                   Director

                                               By: /s/ James F. Brenner
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                                                   James F. Brenner
                                                   Vice President and Treasurer

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